Change In Independent Registered Public
Accounting Firm
As a result of the reorganization of the Highland
Alternative Income Fund, a series of Highland Funds II
(the Predecessor Fund), into a newly created series of Northern Lights Fund Trust (the Trust) at the close of business on January 24, 2014, KPMG LLP resigned as principal accountants for the Predecessor Fund on January 24, 2014. The Board of Directors of the
Company, upon the recommendation of the Company's audit committee, selected BBD, LLP as principal accountants of the Anchor Alternative Income Fund.

During the two fiscal years ended September 30, 2013, and the subsequent interim period through March 25, 2014, there were no (1) disagreements with KPMG LLP on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreements, or (2) reportable events.

The audit reports of KPMG LLP on the financial statements of the Predecessor Fund as of and for the fiscal years ended September 30, 2013 and 2012 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

Anchor Alternative Income Fund
OTHER INFORMATION
September 30, 2014 (Unaudited)